Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2016

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2016

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2015	2016
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,544	4,584
Short-term bank deposits	42,119	40,423
Prepaid expenses	229	466
Other receivables	291	396
Total current assets	48,183	45,869

NON-CURRENT ASSETS
Long-term prepaid expenses	58	56
Property and equipment, net	2,909	2,859
Intangible assets, net	152	157
Total non-current assets	3,119	3,072
Total assets	51,302	48,941

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	1,910	1,465
Other	1,137	1,001
Total current liabilities	3,140	2,559
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	344	320
Warrants	208	60
Total non-current liabilities	552	380
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,692	2,939

EQUITY
Ordinary shares	1,455	1,459
Share premium	196,201	197,792
Other comprehensive income (loss)	(1,416)	(1,416)
Capital reserve	10,735	11,021
Accumulated deficit	(159,365)	(162,854)
Total equity	47,610	46,002
Total liabilities and equity	51,302	48,941

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2015	2016
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(3,211)	(2,539)
SALES AND MARKETING EXPENSES	(260)	(248)
GENERAL AND ADMINISTRATIVE EXPENSES	(856)	(989)
OPERATING LOSS	(4,327)	(3,776)
NON-OPERATING INCOME (EXPENSES), NET	(40)	148
FINANCIAL INCOME	73	143
FINANCIAL EXPENSES	(17)	(4)

NET LOSS AND COMPREHENSIVE LOSS	(4,311)	(3,489)

	in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.101)	(0.064)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	42,506,905	54,870,561

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

			Other
	Ordinary	Share	comprehensive	Capital	Accumulated
	shares	premium	income (loss)	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2015	1,055	167,331	(1,416)	9,800	(144,965)	31,805
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2015:
Issuance of share capital, net	365	26,095	-	-	-	26,460
Share-based compensation	-	-		234	-	234
Comprehensive loss for the period	-	-	-	-	(4,311)	(4,311)
BALANCE AT MARCH 31, 2015	1,420	193,426	(1,416)	10,034	(149,276)	54,188

			Other
	Ordinary	Share	comprehensive	Capital	Accumulated
	shares	premium	income (loss)	reserve	Deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	(1,416)	10,735	(159,365)	47,610
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2016:
Issuance of share capital , net	4	1,591	-	-	-	1,595
Share-based compensation	-	-	-	286	-	286
Comprehensive loss for the period	-	-	-	-	(3,489)	(3,489)
BALANCE AT MARCH 31, 2016	1,459	197,792	(1,416)	11,021	(162,854)	46,002

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2015	2016
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(4,311)	(3,489)
Adjustments required to reflect net cash used in operating activities (see appendix below)	843	(695)
Net cash used in operating activities	(3,468)	(4,184)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(31,153)	(10,300)
Maturities of short-term deposits	10,634	12,102
Purchase of property and equipment	(149)	(137)
Purchase of intangible assets	(2)	(11)
Net cash provided by (used in) investing activities	(20,670)	1,654

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital, net	26,460	1,595
Repayments of bank loan	-	(23)
Net cash provided by financing activities	26,460	1,572

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,322	(958)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,790	5,544
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(37)	(2)
CASH AND CASH EQUIVALENTS - END OF PERIOD	8,075	4,584

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2015	2016
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	102	122
Long-term prepaid expenses	(1)	2
Interest on short-term deposits	(9)	(106)
Share-based compensation	234	286
Exchange differences on cash and cash equivalents	37	2
Interest and linkage differences on bank loan	-	(1)
Loss (gain) on adjustment of warrants to fair value	40	(148)
	403	157

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(459)	(342)
Increase (decrease) in accounts payable and accruals	899	(510)
	440	(852)
	843	(695)

Supplementary information on investing activities not involving cash flows:
Property and equipment acquired on supplier trade credit	482	-

Supplementary information on interest received in cash	30	103

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.
General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, for a wide range of medical needs.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.
Approval of financial statements

The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2016 were approved by the Board of Directors on May 17, 2016, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2016 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL

a.
Underwritten public offerings of American Depositary Shares

In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.5 million, after deducting fees and expenses.

b.
Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $20 million, 36-month purchase agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the three months ended March 31, 2016, BioLineRx sold a total of 1,550,853 ADSs to LPC for aggregate gross proceeds of $1,627,000. In connection with these issuances, a total of 38,772 ADSs was issued to LPC as a commitment fee and a total of $33,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, BioLineRx has sold a total of 2,843,454 ADSs to LPC for aggregate gross proceeds of $4,270,000. In connection with these issuances, a total of 71,087 ADSs was issued to LPC as a commitment fee and a total of $85,000 was paid to Oberon Securities as a finder’s fee.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2015 and March 31, 2016, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2015	2016

Authorized share capital	150,000,000	150,000,000

Issued and paid-up share capital	54,818,057	56,423,601

	In USD and NIS
	December 31,	March 31,
	2015	2016

Authorized share capital (in NIS)	15,000,000	15,000,000

Issued and paid-up share capital (in NIS)	5,481,806	5,642,360

Issued and paid-up share capital (in USD)	1,455,159	1,459,226